December 9, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo and Matthew Derby

Re:	Viant Technology Inc.
Draft Registrant Statement on Form S-1 Submitted October 22, 2020
CIK: 0001828791

Ladies and Gentlemen:

On behalf of Viant Technology Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated November 18, 2020 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted on October 22, 2020. The Staff’s comments are set forth below, followed by the Company’s responses. The page references in our response correspond to the page numbers of Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amendment”), which is being submitted today.

Draft Registrant Statement on Form S-1 Submitted October 22, 2020

Organizational Structure, page 6

1.

We note your footnote disclosure that the “Class B stockholders will have no voting rights in Viant Technology LLC on account of the Class B units.” Please revise to discuss the indirect control of Viant Technology Inc. that Class B stockholders will have after completion of the reorganization. In that regard, although the Class B stockholders may not have voting control of Viant Technology LLC, they will have voting control of Viant Technology Inc., which will be the managing member of the LLC.

In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 60.

December 9, 2020

Risk Factors General, page 16

2.

We note that the interest rate elections for your revolving credit facility are tied, in part, to LIBOR. Please consider including a risk factor if the expected discontinuation of LIBOR could affect your liquidity and results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on page 53.

Reduced reporting and disclosure requirements applicable to us as an emerging growth company..., page 45

3.

Please revise to clarify that as a result of your election to take advantage of the extended transition provisions for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised its disclosure on page 46.

Risk Factors

Our amended and restated certificate of incorporation will include an exclusive forum clause, page 47

4.

We note that your exclusive forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised its disclosure on pages 49 and 142.

Organizational Structure

Post-Offering Holding Company Structure, page 57

5.	Please revise your post-offering organization chart to address the following:

•	Clarify that the economic rights of the Class B common stock are limited to the right to redeem at par value; and

December 9, 2020

•	Disclose within the chart the percentage voting rights in Viant Technology LLC for each of the Class A and Class B unit holders.

The Company has determined that when a Class B stockholder exchanges Class B units for the corresponding number of shares of Class A common stock, the corresponding number of shares of Class B common stock will be cancelled rather than redeemed and therefore the Class B common stock will not have any economic rights in Viant Technology Inc. We have revised the disclosure throughout the prospectus to reflect this. In response to the Staff’s comment, the Company has also revised its disclosure on pages 8 and 60.

Organizational Structure

Voting Rights of Class A Common Stock and Class B Common Stock, page 62

6.	Disclose the circumstances in which holders of Class A common shares are able to vote separately as a class as provided in your certificate of incorporation and under Delaware law.

In response to the Staff’s comment, the Company has revised its disclosure on pages 63, 64 and 140.

Exchange Rights, page 63

7.	Please revise to clarify under what additional circumstances the Viant Technology LLC Agreement requires mandatory exchange of Class B units.

In response to the Staff’s comment, the Company has revised its disclosure on pages 64 and 137.

Use of Proceeds, page 64

8.

Please advise whether a portion of the net proceeds may be used to make cash payments to the members of Viant Technology LLC, pursuant to the Tax Receivable Agreement or pursuant to your option to make cash payments to the members upon their election to exchange their LLC Units for newly issued shares of Class A common stock. To the extent you may use, or may cause Viant Technology LLC, to use, the net proceeds for these purposes, please revise.

December 9, 2020

We do not expect any portion of the net proceeds to be used to make cash payments to the members of Viant Technology LLC pursuant to the Tax Receivable Agreement.

Unaudited Pro Forma Consolidated Financial Information and Other Data, page 70

9.

Please revise your pro forma balance sheet to reflect any adjustments related to the Tax Receivable Agreement. Similarly, revise your pro forma statements of operations to include separate line items for income or loss before income tax expense (benefit) and income tax expense (benefit). To the extent such adjustments cannot be determined due to the uncertainty and timing of future exchanges of Class B units, revise to include a footnote to the pro forma financials indicating as such. Also, please include a comprehensive discussion of the Tax Receivable Agreement in the introductory pro forma section along with a discussion of any deferred tax asset and related liabilities that will be recognized assuming all Class B unit holders exchange their LLC units. Lastly, revise your pro forma balance sheet to also include any adjustments related to non-controlling interests.

In response to the Staff’s comment, the Company has revised its disclosure on pages 71-74. The Company has revised the pro forma statements of operations to include separate line items for income or loss before income tax expense (benefit) and income tax expense (benefit), and has included a comprehensive discussion of the Tax Receivable Agreement in the introductory pro forma section. The Company will be completing the pro forma financial information in its next submission and will include, to the extent relevant, a discussion of any deferred tax asset and related liabilities that will be recognized assuming all Class B unit holders exchange their LLC units, a discussion of any uncertainty regarding the occurrence and timing of future exchanges of Class B units, as applicable, and to include in the pro forma balance sheet any adjustments relating to non-controlling interests.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 76

10.

You disclose that you tailor your pricing models to different customer needs. These pricing models include a percentage of spend model, a subscription based model, or a CPM based model. Tell us and, to the extent material, revise to quantify the percentage of revenue each pricing model represents. As part of your disclosure, include a discussion of any known trends or uncertainties for each of the pricing models for the periods presented and the impact, if any, these various models have had on your results of operations.

December 9, 2020

The Company sells its platform as a single product, with a single sales team, through a single channel, to the same type of customers. The Company offers customers a choice of pricing models (essentially a choice of payment method) purely as a convenience to customers and the Company does not attempt to influence its customers’ choice as to which pricing model to use. The single channel of sales by the Company stands in contrast to some other types of businesses for which a breakdown of revenue by channel might be useful to investors (for example, a retailer selling through both wholesale and retail channels).    Given that the Company sells its platform as a single product through a single channel, and the decision regarding the pricing model is entirely a payment decision made by the customer without the Company exerting any control or attempt to influence the decision, the Company does not believe that disclosing the percentage of its revenue represented by each model would provide meaningful insight into the Company’s business.

A decision by a customer as to which pricing model they wish to use principally impacts the manner in which the Company records revenue for that customer rather than the performance of the Company’s business. The Company records revenue from the fixed CPM model gross of any amounts incurred and payable to suppliers for direct costs, whereas the Company recognizes revenue for the percentage of spend model and subscription based model net of direct costs, as discussed in the Draft Registration Statement and the Amendment.

In response to the Staff’s comment, the Company has revised its disclosure on page 82 to disclose that it expects the portion of its revenue derived from the percentage of spend model and the subscription based model to increase in the aggregate over time, which would reduce the percentage of revenue that the Company recognizes on a gross basis. The Company has also included disclosure on page 84 regarding growth in the percentage of spend pricing model.

11.

We note that your platform “enables marketers to reach their target audience across desktop, mobile, connected TV, linear TV, streaming audio and digital billboards.” Please revise to provide a discussion of any known trends or uncertainties regarding spending attributable to each of the media types identified. As part of your discussion, please tell us whether there are any key performance metrics management uses in evaluating its business related to the type of advertising customers purchase.

December 9, 2020

The Company has revised its disclosure on page 85 to include disclosure regarding the growth of revenue related to connected TV. While it is important for the Company to offer access to the types of advertising that its customers desire to purchase, the type of advertising purchased does not otherwise generally have a material effect on the Company’s results of operations because the cost of the advertising purchased is ultimately borne by the customer, either through a pass through of the cost or through the Company’s pricing to customers. The Company therefore reviews the type of advertising customers purchase primarily for purposes of planning for availability of inventory rather than for purposes of evaluating the impact on its financial performance.

Factors Affecting our Performance, page 77

12.

Please tell us the percentage of total revenue generated from your Active Customers for each period presented. To the extent this customer base did not account for a significant portion of your revenues, tell us your consideration to include information regarding the number of customers with revenues less than $15,000.

The Company has revised its definition of Active Customer to be any customer that had total aggregate Non-GAAP net revenue of at least $5,000 during the previous twelve months, reducing the amount from $15,000. Revenue generated from Active Customers represented over 99.5% of our revenue in each of the years ended December 31, 2018 and December 31, 2019 and the nine months ended September 30, 2020, so information regarding customers with revenues less than $5,000 is not meaningful.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2019, Revenue, page 81

13.

You state that your success is dependent on regularly adding new customers and increasing your customers’ usage of your platform. Please tell us what portion of your revenue was attributable to new versus existing customers and consider including such quantified information in your results of operations discussion. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

December 9, 2020

Approximately 90% of the Company’s revenue in the year ended December 31, 2019 came from customers that had been customers in the year ended December 31, 2018. The Company has revised the disclosure on pages 85 and 86 in response to the Staff’s comment.

14.

You disclose that the beneficial impact of the Adelphic acquisition on revenue was not immediate due to a variety of factors, including the time associated with integrating Adelphic. Please revise to disclose when Adelphic was integrated into the business, and quantify the relative impact of the acquired business, once integrated, on revenue and the results of operations for the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 86.

Key Operating and Financial Performance Metrics, page 83

15.

You state that your future revenue growth depends upon your ability to retain existing customers, among other factors. You also refer to a pricing model based on a percentage of your customer spend. Tell us what measures, if any, you use to monitor customer retention and customer spend and revise to include a quantified discussion of such measures or explain why you do not believe such information is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350.

The Company evaluates and discloses its number of Active Customers and its average non-GAAP net revenue per Active Customer. The Company also reviews growth in platform usage as represented by growth in gross spend on the platform as a measure of engagement of customers, and has included disclosure of that measure on pages 80, 85 and 86. The Company has also added disclosure on page 86 to clarify that the substantial majority of its revenue for the year ended December 31, 2019 came from customers that had been customers in the year ended December 31, 2018 and on page 85 to clarify that the substantial majority of its revenue for the nine months ended September 30, 2020 came from customers that had been customers in the year ended December 31, 2019.    The Company does not currently use any other measures to monitor customer retention and customer spend as most customers have only been using the platform in its current state since mid-2018.

December 9, 2020

Use of Non-GAAP Financial Measures, page 83

16.

Your presentation of non-GAAP net revenue includes an adjustment for direct costs which are included in revenue. Similarly, you present total operating expenses, excluding direct costs. Please explain to us why you believe these non-GAAP measures do not substitute individually tailored revenue and expense recognition and measurement methods for those of GAAP. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

The Company evaluated its non-GAAP net revenue measure and its presentation of operating expenses excluding direct costs under Rule 100(b) and the various definitions in Rule 101 of Regulation G, as well as the guidance in Question 100.04. The Company determined that deducting direct costs to arrive at its non-GAAP net revenue measure, and presenting operating expenses excluding direct costs, do not substitute individually-tailored recognition or measurement methods for those of GAAP and therefore complies with Regulation G and Question 100.04.

Certain parts of the Company’s revenue (revenue from the percentage of spend and subscription models) are recognized on a “net” basis and other parts of its revenue (revenue from the fixed CPM pricing model) are recognized on a “gross” basis. It is useful to the Company’s management, and the Company believes that it is useful to investors, to be able to evaluate its financial performance on a uniform basis by quantifying the costs that are treated differently for the fixed CPM pricing model than for the percentage of spend and subscription models and providing non-GAAP net revenue as a metric in addition to GAAP revenue.

The Company’s review and presentation of revenue net of direct costs associated with its fixed CPM pricing model does not accelerate the recognition of any revenue, does not change the timing of revenue recognition or expenses between reported periods and does not otherwise result in the inclusion of amounts presented as revenue that are not recognized as revenue under GAAP. The presentation does not alter net income in any way.

In connection with its presentation of non-GAAP net revenue, the Company presents total operating expenses excluding direct costs in order to provide transparency to investors regarding its calculation of non-GAAP net revenue. Direct costs consists of amounts payable to suppliers for costs associated with the Company’s CPM pricing model. For its other pricing models, such costs are passed through to customers. The Company excludes direct costs when calculating non-GAAP total operating expenses in order to facilitate an additional means of analyzing the Company’s expenses without regard to pricing models.

December 9, 2020

The Company believes that the presentation of non-GAAP net revenue provides investors with an additional useful metric to assist in their evaluation of the Company’s performance by providing a consistent presentation of revenue across all of its pricing models. Furthermore, presentation of this measure allows investors to more readily compare the Company’s performance to the performance of its peers, which generally recognize all revenue on a “net” basis. The Company also expects to use this measure more extensively in its executive compensation arrangements upon consummation of this offering. The Company believes that its presentation of net revenue and total operating expenses excluding direct costs do not contain an untrue statement of material fact, nor does it omit a material fact necessary in order to make the presentation of non-GAAP net revenue not misleading.

Liquidity and Capital Resources, page 87

17.

Please revise to address the fact upon consummation of this offering, you will be a holding company with no operations of your own. As such, you will depend on distributions from Viant Technology LLC (LLC) to pay your taxes and expenses, including payments under the Tax Receivable Agreement. Please also disclose any restrictions or other factors that could inhibit the LLC’s ability to pay dividends or make other distributions to you. Refer to Item 303(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 99.

Contractual Obligations, page 89

18.

Please include a footnote to the table indicating that the payments you may be required to make under the Tax Receivable Agreement may be substantial, and are not reflected in the table. Refer to Section III.D of SEC Release No. 33-8182.

In response to the Staff’s comment, the Company has revised its disclosure on page 103.

December 9, 2020

Business, page 94

19.

You state that your operation of Myspace.com provides certain data assets and intellectual property that you may leverage to provide products and services to your clients. Of your 26 patents, 15 relate to the Myspace.com site. To the extent material, please discuss your operations of Myspace.com and the impact on your business.

The Company included disclosure regarding the operations of Myspace.com on pages 25, 29, 32, 115 and 117 of the Draft Registration Statement. Except as already disclosed in the Draft Registration Statement, the Company’s operation of the Myspace.com site does not otherwise have any material impact on the Company’s business.

Management, page 103

20.

Please identify and provide disclosure regarding your significant employees who are not executive officers but who have made and/or are expected to make significant contributions to the business of the company. We note several individuals listed on the website as part of your leadership team, including co-founder and Senior Vice President, Russ Vanderhook. See Item 401(c) of Regulation S-K.

The Company has evaluated whether any other employees that are not executive officers make or are expected to make significant contributions to the business of the Company and has determined that no other employee’s role is such that he or she should be identified as a significant employee pursuant to Item 401(c) of Regulation S-K. We note in particular that Russ Vanderhook’s current role at the Company is not more significant than other similarly situated employees at the Senior Vice President level but is included on the website due to his historical status as a co-founder. In connection with the offering, the Company will be revising its website to clearly identify its three executive officers as distinguished from other members of management.

Management

Controlled Company Exemption, page 105

21.

We note your disclosure that the Vanderhook Parties will control more than 50% of the voting power of Class A common stock. Please revise to clarify that the Vanderhook Parties will also have voting control due to Class B common Stock ownership and that the Class A and Class B common stock vote together on the election of directors.

December 9, 2020

In response to the Staff’s comment, the Company has revised its disclosure on pages 45 and 118.

Executive Compensation, page 109

22.	Please provide executive compensation disclosure for the year ended December 31, 2019 which is the company’s last completed fiscal year. See Item 402 of Regulation S-K.

The Company respectfully advises the Staff that it does not intend to distribute its preliminary prospectus for this offering until after the completion of fiscal year 2020. Pursuant to Items 402(n), (o) and (r) of Regulation S-K, the Company is required to disclose compensation of officers and directors for the last completed fiscal year.

In an analogous situation, pursuant to the Fixing America’s Surface Transportation Act, or the FAST Act, an emerging growth company is permitted to omit in its draft registration statement financial information for historical periods otherwise required by Regulation S-X if it reasonably believes the omitted information would not be required in the Form S-1 at the time of the offering, so long as prior to the distribution of the preliminary prospectus, the emerging growth company amends the registration statement to include all financial statements required by Regulation S-X at the time of the amendment.

The Company believes that the spirit of the FAST Act was to help issuers avoid the expense and time needed to prepare unnecessary information that will ultimately not be required by the time an offering commences. Given the additional time and process required to prepare compensation data for prior periods, the Company respectfully requests that the Staff permit the Company to present 2020 compensation data in its Registration Statement, which will be included no later than in the first public filing of the Registration Statement.

December 9, 2020

Concentration of Risk, page F-14

23.

You disclose that no customers accounted for more than 10% of consolidated revenue. However, you state on page 19 that if all of your customer contractual relationships were aggregated at the holding company level, two of your customers would represent more than 10% of your revenue for fiscal 2019. Please revise to disclose the amount or percentage of revenue attributed to these customers. In this regard, a group of entities known to be under common control are considered to be a single customer pursuant to the guidance in ASC 280-10-50-42. Also, if applicable, please provide disclosures regarding concentrations of credit risk as required by ASC 825-10-50-20.

The Company has evaluated the guidance in ASC 280-10-50-42 and ASC 825-10-50-20. In the advertising industry in which the Company participates, the agency holding companies conduct operations through numerous individual agencies, each of which operates independently and in an unaffiliated manner from the holding company and other agencies. In addition, the Company’s management and board do not manage, measure or report on the Company’s business at the agency holding company level. The Company has little visibility into the specific arrangements between an advertising agency holding company and its various individual agencies, as its relationship is entirely with the individual agencies. For the reasons set forth below, the Company believes that these individual agencies (and not their ultimate holding company) should be considered as the individual customers of the Company for purposes of ASC 280-10-50-42.

Advertising agency holding companies compete for advertising clients through smaller, independently operated agencies. Establishing individual agencies that operate independently of each other allows those individual agencies to compete with other agencies to grow client relationships and expertise, and reduce conflicts of interest. In fact, agencies owned by a holding company typically compete for the same brand advertiser and view the other agencies as a competitor for the same business. Moreover, advertising clients often require that their individual advertising agencies not have conflicts of interest with competitors. For example, one car maker may require that its advertising agency not represent a competing car maker. In order to acquire and maintain such clients, advertising agency holding companies establish individual agencies that operate independently, where one such agency could represent one car maker and the other could represent another car maker. A holding company may even establish a new individual agency just to represent a single, major marketer. In the advertising industry, decision making authority, client data, client decisions and media plans are typically kept strictly separated by the individual agencies.

December 9, 2020

In addition, the individual agency is the agent of the marketer, not the holding company. Each individual agency often has different technology arrangements, client rates and billing relationships. Selection of technology partners is always made by the brand advertiser itself or the individual agency, not the holding company. As a result, purchasing decisions for the Company’s products and services are made by these individual agencies and their clients, rather than by the advertising agency holding company. Furthermore, the Company enters into contracts with, sends bills to and receives payment from individual agencies rather than a holding company. Also, client data, which is increasingly sensitive for marketers, is maintained and isolated at the individual agency level, not at the holding company level. In fact, in all relevant matters, the Company has no interaction or other contractual relationship with the holding company. As a result, the Company believes its credit risk is at the agency level rather than the holding company level. Consistent with these facts, the Company’s review and analysis of its business is based on individual agencies, rather than holding companies.

Because of the independent operations and decision making and the contracting and the credit risk at the individual agency level, the Company has no means of evaluating whether a holding company “controls” any individual agencies or exerts “common control” among the individual agencies. Further, because the individual agencies operate independently of one another, they are not “affiliated” in a way that is meaningful to the risks attendant to a single “customer.” Aggregating customer billings by holding company would imply coordination among individual agencies where there is none, or suggest to investors that the Company’s customer is the entirety of an agency holding company, when in fact, the Company’s actual decision-making customers are only a subset of the smaller individual agencies. A decision by one of these individual agencies to increase or decrease the amount of business that it does with the Company is unlikely to have any impact on whether other individual agencies that may be owned by the same holding company would follow suit. Accordingly, the Company manages its business on an individual agency basis.

Accordingly, the Company’s relationships with individual advertising agencies owned by a single holding company “customer” represent diversified risks spread over a group of individual decision-making buyers, none of which is material to the Company on an individual basis. The Company has clarified the disclosure on pages 19 and 20 in response to the Staff’s comment.

December 9, 2020

Financial Statements

Note 8. Convertible Preferred Units and Common Units 2016 and 2019 Convertible Preferred Units, page F-21

24.

You state that you used the Black-Scholes-Merton option valuation model to determine the fair value of your common units for purposes of calculating the beneficial conversion feature in your 2019 convertible preferred units. Please clarify whether your reference to the option pricing model here relates to your allocation of the enterprise value as determined under the income approach. If true, revise your disclosures accordingly or explain further your reference to the use of such option pricing model to value your common units. Also, disclose the fair value of the common units and the effective conversion price of the 2019 convertible preferred units used in determining the $27.6 million beneficial conversion feature. Refer to ASC 505-10-50-3.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25.

General

25.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide any further such materials that contain substantive changes from the materials provided supplementally pursuant to this comment.

December 9, 2020

If you have any questions regarding the Amendment or the response set forth above, please do not hesitate to call me at (415) 393-8322. In the event that our responses to any questions have not fully resolved the Staff’s questions, we would request to schedule a call with the Staff to discuss the matter in more detail.

Sincerely,

/s/ Stewart L. McDowell

Stewart McDowell

cc:    Sarah Solum, Freshfields Bruckhaus Deringer